SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 75)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

451100 10 1

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates Holding LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 75 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended and supplemented as follows:

As previously disclosed, on July 10, 2023, Carl Icahn and certain of his affiliates entered into a three-year term loan agreement (the “Loan Agreement”) with certain bank lenders (together, the “Lenders”), which amended and restated previous loan agreements with the Lenders and consolidated all borrowings of Mr. Icahn. On July 2, 2024, Mr. Icahn and his affiliates entered into Amendment No. 1 to the Loan Agreement (“Amendment No. 1”). Neither the Issuer nor any of its subsidiaries is a party to the Loan Agreement, Amendment No. 1, or the previous loan agreements. Among other changes, Amendment No. 1 extends the maturity of the Loan Agreement to July 9, 2027 and correspondingly extends the payment due dates under the Loan Agreement, amends certain covenants, provides for a principal payment of approximately $453 million in connection with the execution of Amendment No. 1, and provides for additional quarterly principal payments of $87.5 million during the additional term of the Loan Agreement. In addition, Amendment No. 1 provides for the pledging by Mr. Icahn of (i) Depositary Units owned by Mr. Icahn, bringing the total pledged Depositary Units under the Loan Agreement to 406,313,986 units, (ii) interests owned by Mr. Icahn in the private investment funds managed by the Issuer (the “Investment Funds”) for a new total of approximately $981 million pledged interests in the Investment Funds, and (iii) certain other collateral unrelated to the Issuer or the Investment Funds.

A copy of the Omnibus Guaranty and Security Agreement, dated as of July 10, 2023, by and among the parties to the Loan Agreement is attached hereto as Exhibit 1.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial 13D is hereby amended and supplemented as follows:

Exhibit 1 : Omnibus Guaranty and Security Agreement, dated as of July 10, 2023 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: July 5, 2024

CCI ONSHORE LLC

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

HIGHCREST INVESTORS LLC

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

BARBERRY CORP.

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

LITTLE MEADOW CORP.

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

STARFIRE HOLDING CORPORATION

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By:	/s/ Rowella Asuncion-Gumabong
Name: Rowella Asuncion-Gumabong
Title: Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 75 to Schedule 13D - Icahn Enterprises L.P.]